Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Entree Files NI 43-101 Technical Report on Hugo North Extension and
     Heruga Development Options

     VANCOUVER, June 15 /CNW/ - Entree Gold Inc. (TSX:ETG; NYSE AMEX:EGI;
Frankfurt:EKA - "Entree" or the "Company") has filed a comprehensive NI 43-101
Technical Report ("ETR10") on SEDAR, which can be viewed in its entirety on
www.sedar.com or Entree's website at www.entreegold.com.
     ETR10 outlines the history and exploration of Entree's Lookout Hill
Project in Mongolia and discusses various scenarios related to the future development of the Oyu Tolgoi mining complex and, more specifically, the
Entree-Ivanhoe Joint Venture Property ("EJV Property"). ETR10 was prepared by
AMEC Minproc ("AMEC") and includes information from Ivanhoe Mines Ltd.'s
(TSX:IVN; NYSE:IVN - "Ivanhoe Mines") Integrated Development Plan ("IDP10")
prepared for the Oyu Tolgoi project, discussed by Ivanhoe Mines in their news release of May 11, 2010 and recently filed on SEDAR.
     Entree has supplemented the work in IDP10 with additional analysis specific to the Company and its holdings in the Oyu Tolgoi Project area. This additional work has been prepared by AMEC and Ernst & Young LLP to examine further aspects of the Mineral Reserve, metal price sensitivities, Real
Options Analysis, Heruga and additional production options. Key portions of the IDP10 that are pertinent to Entree were outlined in the Company's news release of May 11, 2010, including the first calculated mineral reserves on the EJV Property.
     The ETR10 and IDP10 present two main complementary development cases:

     <<
     -   Reserve Case ("Reserve Case"), based strictly on Proven and Probable
         Mineral Reserves;
     -   Life of Mine (Sensitivity) Case ("LOM Sensitivity Case"), which adds a large base of Inferred resources to the Reserve Case.
     >>

     Further to Entree's news release of May 11, 2010, AMEC has also prepared a preliminary financial analysis of two alternative production scenarios
("Alternative Scenarios") that contemplate bringing Heruga into production earlier than in the LOM Sensitivity Case. The potential impact of the
Alternative Scenarios is provided in more detail below.
     The results of the financial analysis for the Reserve Case and the LOM
Sensitivity Case in ETR10 are provided in Table 1. Net present values ("NPV")
were calculated using a discounted cash flow ("DCF") of 8%. The same long term metal prices were used as in the Company's May 11, 2010 news release, however, current metal prices have been amended. Under the terms of the Entree-Ivanhoe
Joint Venture, Entree's share of the development and production costs may be debt financed by Ivanhoe Mines through a carried interest to production.
Entree would then receive 20% of net after tax cash flow including repayment of debt. Alternatively, Entree could also elect to seek third party financing.
The Company will evaluate financing options as the project advances.

     <<
     -------------------------------------------------------------------------
     Table 1                          After Tax NPV8% (x)  After Tax NPV8%(xx)
                                         ($ millions)         ($ millions)
     -------------------------------------------------------------------------
     Reserve Case                             79                  129
     -------------------------------------------------------------------------
     LOM Sensitivity Case                    176                  327
     -------------------------------------------------------------------------

     -   (x) Based on long term metal prices of: copper US$2.00/lb, gold US
         $850/oz, silver US$13.50/oz, molybdenum US$13.50/lb
     -   (xx) Based on recent metal prices of: copper US$3.00/lb, gold US
         $1200/oz, silver US$13.50/oz, molybdenum US$13.50/lb
     -   The LOM Sensitivity Case includes Inferred Resources. Under NI 43-101 guidelines inferred resources are too speculative to have economic considerations applied to them that would allow categorization as mineral reserves, and as such there is no certainty that the
         Preliminary Assessment will be realized. The Reserve Case includes
         Mineral Reserves identified at Entree's Hugo North Extension and
         Ivanhoe Mines' Hugo North underground operations. There is no contribution from Heruga. Reserves from the Hugo North Extension are included in the first lift of the underground block cave mine and production could begin as early as Year 4.
     >>

     The LOM Sensitivity Case reflects the development flexibility that exists with respect to later phases of the Oyu Tolgoi group of deposits (including mining of the Heruga and Hugo North Extension deposits on the EJV Property).
Additionally, two Alternative Scenarios were presented that further reflect the ability of management to optimize economic returns after commencement of mining. These scenarios will require separate development decisions in the future, based on prevailing conditions at the time and the experience obtained from developing and operating the initial phases of the Project.
     Accordingly, the LOM Sensitivity Case is effectively a Preliminary
Assessment and the two Alternative Scenarios are only production options. The
Alternative Scenarios are recommended in IDP10 as a direction for further study by OT LLC. Insofar as these scenarios include an economic analysis that is based, in part, on Inferred Mineral Resources, they do not have as high a level of certainty as the Reserve Case. Inferred Mineral Resources are
considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as Mineral Reserves, and there is no certainty that the LOM Sensitivity Case or either of the two
Alternative Scenarios will be realized. Mineral resources in the indicated and inferred categories within the EJV Property (Hugo North Extension and Heruga deposits) have been included in this analysis.
     Greg Crowe, President and CEO of Entree commented; "The nature and quality of the Oyu Tolgoi deposits allows the development team great flexibility in determining how and when individual deposits are brought on line. Production from Heruga could be moved to an earlier date than that proposed in the LOM Sensitivity Case scenario, which would accrue significant economic benefits to all stakeholders. In addition, exploration is continuing on the joint venture ground. Discovery of extensions to the existing deposits or the discovery of new mineralized zones would further enhance the value of the joint venture ground."
     Deposits such as those within the Oyu Tolgoi porphyry system (including
Hugo North Extension and Heruga), with mine lives spanning decades, are attractive to major mining companies. Projects of this magnitude also require thorough expert evaluation, including financial analysis that uses methodologies such as Real Options to demonstrate potential long life values.
     In the LOM Sensitivity Case, the Heruga deposit is mined over a 30 year period, commencing in Year 27. On a traditional NPV basis, it currently has little impact on the economics of the project. For this reason Entree commissioned a Real Options analysis of the LOM Sensitivity Case by Ernst &
Young LLP (outlined in Entree's news release of May 11, 2010 and detail provided in ETR10).
     Due to the nature of the Oyu Tolgoi deposits, management has the flexibility to consider bringing Heruga into production earlier. Heruga could be a completely stand alone underground operation, separate from other underground workings. Thus, ETR10 includes analysis that are of particular interest to Entree by presenting two Alternative Scenarios that consider advancing development of the Heruga deposit forward in the production schedule.
     The Alternative Scenarios were prepared to evaluate the development of
Heruga as either a large scale (75,000 tonnes per day) operation or as a smaller, higher grade underground mine (25,000 tonnes per day). The smaller grade scenario would reduce the capital infrastructure required and thus provide comparable economic value to the larger case included in ETR10 and
IDP10.
     A comparison of the Alternative Scenarios for Heruga as provided in Table
2 assumes that each case has the same start date with discounting beginning from the time of the investment decision. The results attributable to Entree as a PreTax NPV for the Heruga Large Case and Heruga Small Case are shown below. ETR10 shows sensitivities to a range of metal prices and further discussion of Heruga which was not included in IDP10. As the NPV calculations presented in Table 1 reflect minimal contribution from Heruga, the calculations in Table 2 (assuming an earlier development date for Heruga)
would be accretive to the Company.

     <<
     -------------------------------------------------------------------------
     Table 2                             PreTax NPV8%        PreTax NPV8%
                                           ($M)(x)             ($M)(xx)
     -------------------------------------------------------------------------
     Alternative Scenario Small Heruga        71                  148
     -------------------------------------------------------------------------
     Alternative Scenario Large Heruga       111                  289
     -------------------------------------------------------------------------

     -   Pre tax values, Discounted from beginning of investment decision.
     -   (x)Based on long term metal prices of: copper US$2.00/lb, gold US
         $850/ox, silver US$13.50/oz, molybdenum US$13.50/lb
     -   (xx) Based on recent metal prices of: copper US$3.00/lb, gold US
         $1200/ox, silver US$13.50/oz, molybdenum US$13.50/lb
     -   Moving Heruga production forward would have a significant impact on the economics of the deposit. The analysis includes Inferred resources under NI 43-101 guidelines inferred resources are too speculative to have economic considerations applied to them that would allow categorization as mineral reserves, and as such there is no certainty that the preliminary assessment will be realized.
     >>

     The NPV calculations for the Alternative Scenarios for Heruga are preliminary and may not be realized. These studies, however, illustrate the potential unrealized value of Heruga which cannot be documented in a standard
NPV calculation based on currently defined reserves. The discovery and development of any additional economic mineralization through exploration will only increase the value of the EJV Property.

     Preparation of ETR10 and Qualified Persons

     ETR10 was prepared under the supervision of AMEC Minproc Limited. Bernard
Peters, as Lookout Hill Technical Report Study Director for AMEC Minproc
Limited and Qualified Person as defined in National Instrument 43-101, has reviewed, verified and approved the technical contents of this news release.
     The Qualified Persons and their areas of responsibility in relation to the Technical Report are:

     <<
     -   Bernard Peters, B.Eng. (Mining), M. AusIMM (201743), employed by AMEC
         Minproc Limited as Principal Mining Consultant, was responsible for the overall preparation of the report and, in particular, the open-
         pit mineral reserve estimate of the Technical Report.
     -   Scott Jackson, B.Sc. (Hons), CFSG, M. AusIMM (201735), employed by
         Quantitative Geoscience Pty. Ltd. (trading as "Quantitative Group"
         and "QG") as Principal Consultant, was responsible for preparation of the Mineral Resources.
     -   John Vann, B.App.Sc., B.Sc. (Hons), M.Sc., F.Aus.I.M.M. (103352),
         F.A.I.G., M.S.E.G, employed by Quantitative Geoscience Pty. Ltd.
         (trading as "Quantitative Group" and "QG") as Principal Consultant,
         was responsible for preparation of the Mineral Resources.
     -   Albert Chance, B.App.Sc., Association of Professional Engineers of
         the Province of British Columbia (no. 16370), an employee of Golder
         Associates Ltd., was responsible for preparation of the subsection on
         OT LLC Licence Open Pit Mine Geotechnical.
     -   George R Stephan, E.M. (Engineer of Mines), MBA, Qualified
         Professional Member Mining and Metallurgical Society of America an
         employee of Stantec Mining (formerly McIntosh Engineering), was responsible for the underground mineral reserve estimate of the
         Technical Report.
     -   Jarek Jakubec, C.Eng., an employee of SRK Consulting Inc., was responsible for preparation of the subsection on Underground Mine
         Geotechnical Sections
     -   Dean David, B.App.Sc. (Metallurgy),F AusIMM.(102351), employed by
         AMEC Minproc Limited as Process Consultant, was responsible for preparation of the Processing Sections.
     -   Bruce Brown, PE.PhD., employed by Rio Tinto Technology and Innovation as Principal Advisor - Water, Waste and Tailings, was responsible for preparation of the Tailing Storage Facility Sections.
     >>

     ABOUT ENTREE GOLD INC.

     Entree Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of gold and copper prospects. The
Company flagship property is in Mongolia, where it holds two mining licences
(Shivee Tolgoi and Javhlant) and one exploration licence (Togoot). Lookout
Hill completely surrounds the 8,500-hectare Oyu Tolgoi project of Ivanhoe
Mines, and hosts the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit. A portion of the Shivee Tolgoi mining licence and the entirety of the Javhlant mining licence are subject to a joint venture with Ivanhoe Mines, through its subsidiary Oyu Tolgoi LLC (formerly known as
Ivanhoe Mines Mongolia Inc. XXK - "IMMI").
     Under the terms of the joint venture, Entree is carried through to production, at its election, by debt financing from Ivanhoe Mines with interest accruing at Ivanhoe Mines' actual cost of capital or prime +2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from its sale of product. Such amounts will be applied first to payment of accrued interest and then to repayment of principal. Available cash flow means all net proceeds of sale of Entree's share of products in a month less Entree's share of costs of operations for the month.
     The Company continues to explore its landholdings in Mongolia while also evaluating new opportunities throughout eastern Asia. Entree is exploring the
Huaixi copper project in Zhejiang Province in China, under the terms of an agreement with the No. 11 Geological Brigade.
     In North America, the Company is exploring for porphyry-related copper systems in Arizona and New Mexico under two agreements with Empirical
Discovery LLC. In 2009, Entree optioned two contiguous properties, Blackjack and Roulette, in the Yerington porphyry copper district of Nevada through option agreements with HoneyBadger Exploration Ltd. and Bronco Creek
Exploration Inc.
     In November 2009, Entree announced an agreement with PacMag Metals
Limited to implement Australian Schemes of Arrangement to acquire all of the issued shares and options of PacMag. PacMag holds the rights to land contiguous with the Blackjack and Roulette properties and hosts the Ann Mason deposit. The shareholders and optionholders of PacMag voted overwhelmingly in favour of the merger by Schemes of Arrangement on June 4, 2010. The merger was approved by the Federal Court of Australia on June 15, 2010, when the Second
Court Hearing was convened and the transaction becomes effective June 16,
2010. In British Columbia, Entree has the right to earn 100% interest in the early stage copper-molybdenum Crystal property through an agreement with Taiga
Consultants Ltd.
     The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits. With a treasury of approximately C$38 million, the Company is well funded for future activities.
     Rio Tinto and Ivanhoe Mines are major shareholders of Entree, holding approximately 15% and 14% of issued and outstanding shares, respectively.

     This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may",
"should", "expects", "plans", "anticipates", "believes", "estimates",
"predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These include, but are not limited to: timing for first production; successful resolution of regulatory and administrative issues related to the timing of commencement of full construction of the Oyu
Tolgoi Project; the estimated timing and cost of bringing the Oyu Tolgoi
Project into commercial production; anticipated future production and cash flows; target milling rates; the ability of the partners to arrange financing for construction of the Oyu Tolgoi Project; the Schemes of Arrangement with
PacMag, the impact of amendments to the laws of Mongolia and other countries in which Entree carries on business; and other statements that are not historical facts. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.
     While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the
Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled "Risk Factors" in the Company's periodic filings with the
British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

     %CIK: 0001271554

     /For further information: Monica Hamm, Manager, Investor Relations,
Entree Gold Inc., Tel: 604-687-4777, Toll Free: 866-368-7330, E-mail:
mhamm(at)entreegold.com/
     (ETG. EGI EGI)

CO:  Entree Gold Inc.

CNW 19:23e 15-JUN-10